==============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               Dated:  May 18, 2006

                       Commission File Number: 001-13184


                             TECK COMINCO LIMITED
            (Exact name of registrant as specified in its charter)


     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 18, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                                                 |        [GRAPHIC OMITTED]
                                                 |     [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |

                                                         EXTERNAL NEWS RELEASE
                                                                      06-15-TC

FOR IMMEDIATE RELEASE:     May 18, 2006


     TECK COMINCO EXTENDS SYMPATHIES TO SULLIVAN RECLAMATION SITE VICTIMS
              COMPANY PROVIDING ITS FULL SUPPORT TO INSPECTOR OF
                       MINES AS INVESTIGATION CONTINUES

VANCOUVER -Teck Cominco wishes to extend its most sincere sympathies to the families of contractor Doug Erickson, paramedics Kim Weitzel and Shawn Currier, and our employee Bob Newcombe.

"Teck Cominco joins with the community of Kimberley in mourning this tragic loss of life," said Don Lindsay, President and CEO of Teck Cominco Ltd. "We share the profound sadness of their loss."

Teck Cominco is providing all necessary resources to support BC's Inspector of Mines in his investigation and is working with him and all authorities.

The Sullivan mine was closed on December 21, 2001 and has since been in the decommissioning process to restore the site when yesterday's incident occurred.

The site of the incident is located adjacent to a waste rock pile. Water seeping through the waste rock pile flows into a drainage collection system at the base of the pile and into a sampling station located in a small shed. The water flows through a pipe and into a concrete basin in the building, where water quality and flow rates are measured. The water then flows through a pipe to the treatment plant. Water at this station has been routinely sampled on a monthly basis for several years during operation and throughout the reclamation process.

The Chief Mines Inspector has confirmed that the interior of the sampling station was oxygen deprived. The cause is not yet known. The hazard area is localized and it has been determined that there is no risk to the adjacent community.

Doug Erickson, an environmental consultant was conducting routine monthly monitoring at the water sampling station at the mine, work that he had performed for over 10 years. Teck Cominco was contacted by Mr. Erickson's spouse and notified that he had not returned. Teck Cominco immediately began a search for the consultant. Shortly thereafter, Teck Cominco employee Bob Newcombe found Mr. Erickson, called 911 and, in an apparent attempt to assist him, was himself overcome. Paramedics Kim Weitzel and Shawn Currier attended the scene and each in turn attempted to rescue the previous victims and succumbed in the process.

Teck Cominco continues to cooperate fully and assist with the investigation, which is being led by the Chief Mine Inspector.

                                    - 30 -

For further information:
Irene Tidd - 604.844.2523
Nicola Lambrechts - 604.970.9113



                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117         FAX: (604) 687-6100      www.teckcominco.com